Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
RESOLUTE ENERGY CORPORATION

The undersigned officer of Resolute Energy Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY as follows:

FIRST:  The name of the Corporation is Resolute Energy Corporation.

SECOND:  Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) of this certificate of amendment to the amended and restated certificate of incorporation of the Corporation, each five (5) shares of the Corporation’s Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall be combined into one (1) validly issued, fully paid and nonassessable share of Common Stock, par value $0.0001 per share, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”).  No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split.  Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests, in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Corporation’s transfer agent of all fractional shares otherwise issuable.  Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

THIRD:  At the Effective Time, Section 4.1 of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation shall be hereby amended to read in its entirety as follows:

A.  The total number of shares of all classes of stock which the Corporation shall have authority to issue is 46,000,000 shares, consisting of 45,000,000 shares of Common Stock, par value $.0001 per share (the “Common Stock”) and 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

FOURTH:  The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH:  The foregoing amendment shall be effective June 7, 2016 at 4:01 p.m. eastern time.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer, this 6th day of June, 2016.

RESOLUTE ENERGY CORPORATION

By:	/s/ Michael N. Stefanoudakis
Name: Michael N. Stefanoudakis
Title: Senior Vice President, General Counsel and Secretary